SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-12993

     (Check One)

     [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ]Form 10-Q
                         and Form 10-QSB [ ] Form N-SAR

         For Period Ended: SEPTEMBER 30, 2002

        [ ] Transition Report on Form 10-K and Form 10-KSB
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q and Form 10-QSB
        [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:____________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:                TELS Corporation

         Former name if applicable:                   N/A

         Address of principal executive office (Street and number):
                                            1750 Yankee Doodle Road, Suite 202
         City, state and zip code:                   Eagan, MN 55121

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                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form
                  10-SB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, Form 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

         The Registrant is unable to file its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 by the prescribed due date without unreasonable effort or expense because the Registrant's acquisition of Strategic Futures and Options, Inc. ("SFO") in September 2002, and the subsequent change in its fiscal year end to September 30, 2002 to correspond to the fiscal year end of SFO, resulted in an accelerated schedule for completion of the audit and preparation of the 10-KSB report. In addition, the Registrant has been advised by its auditors that the consolidated financial statements must be provided to the auditors that audited the 2001 financial statements of SFO for examination and comment, and such review cannot be completed prior to the prescribed due date for the annual report.

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

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Ronald G. Wolfbauer, Jr.           (651)            681-8408
           --------------------------------------------------------------------
                    (Name)                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

               [X] Yes                                 [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X] Yes                                 [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the fiscal year ended December 31, 2001, the Registrant was inactive, generated no revenues, and reported a net loss from continuing and discontinued operations of $(102,436) and net loss per share of $(0.02). As a result of the Registrant's acquisition of Strategic Futures and Options, Inc. ("SFO") in September 2002, the Registrant's results of operations for the fiscal year ended September 30, 2002 will include the results of operations of SFO. It is anticipated that for the year ended September 30, 2002, the Registrant will report revenues of approximately $456,000, expenses of approximately $435,000, net income of approximately $21,000, and income per share (basic and diluted) of $0.00.

                                TELS Corporation
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 30, 2002            By  /s/ Ronald G. Wolfbauer, Jr.
                                       ---------------------------------------
                                    Name:    Ronald G. Wolfbauer, Jr.
                                    Title: President and CEO

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